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EXHIBIT 99.2

Security Class Holder Account Number Form of Proxy - Annual Meeting of Shareholders to be held on April 20, 2017 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and on all other matters that may properly come before the meeting and at any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 5:00 p.m., Eastern Time, on April 18, 2017. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Receive Documents Electronically To Vote Using the Internet To Vote Using the Telephone If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder I/We, being holder(s) of Fairfax Financial Holdings Limited hereby appoint: V. Prem Watsa, Chairman and Chief Executive Officer or failing him, Eric P. Salsberg, Vice President, Corporate Affairs and Corporate Secretary OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Fairfax Financial Holdings Limited to be held at Roy Thomson Hall on April 20, 2017 at 9:30 a.m. and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors 01. Anthony F. Griffiths Fold For Withhold 03. Alan D. Horn For Withhold 02. Robert J. Gunn For Withhold 04. Karen L. Jurjevich 05. John R.V. Palmer 06. Timothy R. Price 07. Brandon W. Sweitzer 08. Lauren C. Templeton 09. Benjamin P. Watsa 10. V. Prem Watsa For Withhold 2. Appointment of Auditor FSKQ 244938 AR2 Appointment of PricewaterhouseCoopers LLP as Auditor of the Corporation. Fold Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Report - Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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  EXHIBIT 99.2